FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2008

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Item

1.	MATERIAL CHANGE REPORT

Item 1
FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Canadian National Railway Company (“CNR” or the “Company”)
935 de La Gauchetière Street West
Montréal, Québec
H3B 2M9

2.	Date of Material Change

July 21, 2008.

3.	News Release

The press release of CNR was issued in Montréal, Québec on July 21, 2008.  A copy of the press release is annexed hereto as Schedule A.

4.	Summary of Material Change

On July 21, 2008, CNR announced that its board of directors has authorized a normal course issuer bid to purchase for cancellation up to 25,000,000 common shares, or approximately 5.30% of the 471,726,305 outstanding common shares of the Company not held by its insiders on July 14, 2008.  There was an aggregate total of 473,384,136 common shares issued and outstanding on July 14, 2008.

5.	Full Description of Material Change

On July 21, 2008, CNR announced that its board of directors has authorized a normal course issuer bid to purchase for cancellation up to 25,000,000 common shares, or approximately 5.30% of the 471,726,305 outstanding common shares of the Company not held by its insiders on July 14, 2008.

The price CNR will pay for any common shares will be the market price at the time of the purchase, plus brokerage fees or such other price as may be permitted by the Toronto Stock Exchange (“TSX”).

The share buy-back program – starting July 28, 2008 and ending no later than July 20, 2009 – will be conducted through the facilities of the TSX and New York Stock Exchange or such other means as may be permitted by the TSX and will conform to the exchanges’ regulations.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

Inquiries in respect of the material change referred to herein may be made to:

SEAN FINN
Senior Vice-President Public Affairs, Chief Legal Officer and Corporate Secretary
Canadian National Railway Company
935 de La Gauchetière Street West
Montréal, Québec
H3B 2M9
Tel.:  (514) 399-7091

9.	Date of Report

July 22, 2008.

2

Schedule A

North America’s Railroad

NEWS RELEASE

CN announces new share repurchase
program, declares third-quarter 2008 dividend

MONTREAL, July 21, 2008 — CN announced today that its Board of Directors has authorized a normal course issuer bid to purchase for cancellation up to 25 million, or 5.3 per cent, of the common shares outstanding of the Company not held by its insiders on July 14, 2008. Approximately 473.4 million CN common shares were issued and outstanding on that date.

The price CN will pay for any common shares will be the market price at the time of acquisition, plus brokerage fees, or such other price as may be permitted by the Toronto Stock Exchange.

CN recently ended its share repurchases under the program announced in July 2007, under which it repurchased 31 million common shares at a weighted average price of C$51.22 per share.

The new repurchase program – starting July 28, 2008, and ending no later than July 20, 2009 – will be conducted through the facilities of the Toronto and New York stock exchanges and will conform to their regulations. The Toronto Stock Exchange (TSX) rules permit CN to purchase daily, through TSX facilities, a maximum of approximately 381,000 common shares under the Company’s repurchase program. Purchases under the normal course issuer bid will be made by means of open market transactions or such other means as may be permitted by the TSX or a securities regulatory authority.

The new repurchase program is consistent with CN’s policy to return excess cash to its shareholders through ongoing increases in dividends and share repurchase programs. With a strong balance sheet and sustained cash flow generation, CN can undertake this program while pursuing other opportunities, such as the proposed acquisition of the principal lines of the Elgin, Joliet and Eastern Railway Company and related capital investments.

CN also announced today that its Board of Directors has approved a third-quarter 2008 dividend on the Company’s common shares outstanding. A quarterly dividend of twenty-three cents (C$0.23) per common share will be paid on Sept. 30, 2008, to shareholders of record at the close of business on Sept. 9, 2008.

Forward-Looking Statements

This news release contains forward-looking statements. CN cautions that, by their nature, forward-looking statements involve risk, uncertainties and assumptions. In addition to the other assumptions contained in this release, the Company believes the U.S. economy is currently experiencing recessionary conditions, but assumes that it will recover within the next six to nine months, and that the global economy will grow at a moderate pace throughout this period. The Company cautions that these assumptions may not materialize. The Company’s results could differ materially from those expressed or implied in such forward-looking statements. Important factors that could cause such differences include, but are not limited to, industry competition, legislative and/or regulatory developments, compliance with environmental laws and regulations, various events which could disrupt operations, including natural events such as severe weather, droughts, floods and earthquakes, the effects of adverse general economic and business conditions, inflation, currency fluctuations, changes in fuel prices, labor disruptions, environmental claims, investigations or proceedings, other types of claims and litigation, and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should be made to “Management’s Discussion and Analysis” in CN’s annual and interim reports and Annual Information Form and Form 40-F filed with Canadian and U.S. securities regulators, available on CN’s website, for a summary of major risks.

CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

CN – Canadian National Railway Company and its operating railway subsidiaries – spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key metropolitan areas of Toronto, Buffalo, Chicago, Detroit, Duluth, Minn./Superior, Wis., Green Bay, Wis., Minneapolis/St. Paul, Memphis, and Jackson, Miss., with connections to all points in North America. For more information on CN, visit the company’s website at www.cn.ca.

Contacts:

Media	Investment Community
Mark Hallman	Robert Noorigian
Director, Communications, Media	Vice-President, Investor Relations
(905) 669-3384	(514) 399-0052

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: July 22, 2008	By:	/s/ Cristina Circelli
		Name:	Cristina Circelli
		Title:	Deputy Corporate Secretary and General Counsel